SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

AMENDMENT NO. 4

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

        Network-1 Security Solutions, Inc.
(Name of Issuer)

         Common Stock, par value $0.01 per share
(Title of Class of Securities)

         64121N-10-9
(CUSIP Number)

April 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)
☐ Rule 13d-1(c)
☐  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 64121N-10-9

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First New York Securities LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 526,450
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 526,450
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,450
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12)	TYPE OF REPORTING PERSON BD

Schedule 13G

Item 1(a).	Name of Issuer:

Network-1 Security Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

445 Park Avenue, Suite 1028
New York, New York  10022

Item 2(a).               Name of Person Filing:

First New York Securities LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

90 Park Avenue 5th Floor
New York, NY 10016

Item 2(c).	Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

64121N-10-9

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 526,450

(b)	Percent of class[1]: 2.2%

(c)	Number of shares as to which such person has:

                        (i)      Sole power to vote or to direct the vote: 526,450

                        (ii)     Shared power to vote or to direct the vote: 0

                        (iii)    Sole power to dispose or to direct the disposition of: 526,450

                        (iv)    Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.  See Item 9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.                    Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

See Exhibit 1 attached hereto.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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1 Percentages are based on 24,135,557 shares of Common Stock outstanding (as set forth in the Issuer’s Form 10-KSB for the year ended December 31, 2007).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2008                                                                FIRST NEW YORK SECURITIES L.L.C.

                       By: /s/ Harris Sufian
                   Name: Harris Sufian
                   Title:   Managing Member

Exhibit 1

Notice of Dissolution of Group

Effective as of April 10, 2008

First New York Securities LLC (“FNYS”) has previously reported together with Jay Goldstein, Steven Heinemann and Douglas Lipton (collectively with FNYS, the “Reporting Persons”) regarding their respective interests in the common stock, par value $0.01 per share of Network-1 Security Solutions, Inc., (“NSSI”) because they might have been deemed to constitute a “group” with respect to such common stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  FNYS has determined that, as of April 10, 2008, such a group, if it existed, was dissolved.  All further filings with respect to transactions in common stock of NSSI will be filed, if required, by the Reporting Persons, in their individual capacity.